May 8, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	John B. Sanfilippo & Son, Inc.
Form 10-K for the Fiscal Year Ended June 28, 2012
Filed August 30, 2012
Definitive Proxy on Schedule 14A
Filed September 13, 2012
File No. 0-19681

Dear Mr. Schwall:

This letter sets forth the responses of John B. Sanfilippo & Son, Inc. (the “Company”) to the comments contained in your letter, dated April 11, 2013, regarding the Company’s Form 10-K for the fiscal year ended June 28, 2012 filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2012 and the Company’s Definitive Proxy on Schedule 14A filed with the Commission on September 13, 2012 (the “2012 Proxy”). The comments of the Commission are set forth in the bold and italicized text below and the Company’s responses are set forth in the text beneath each Commission comment.

Form 10-K for the Fiscal Year Ended June 28, 2012

Item 1 — Business, page 1

Narrative Description of Business, page 2

(vii) Raw Materials and Supplies, page 4

1.	Commission Comment: We note that you sponsor a seed exchange program under which you provide peanut seed to growers in return for a commitment to repay the dollar value of that seed, plus interest, in the form of farmer stock inshell peanuts at harvest. Approximately 69% of the farmer stock peanuts you purchased in fiscal 2012 were grown from seed provided by you. Please provide a comprehensive analysis regarding the accounting treatment of the seed exchange program including relevant accounting citations, and explain how and where the economic impact of the program is presented in your consolidated financial statements.

Company Response: The purpose of seed exchange program is to ensure: (i) high quality peanuts and (ii) a reliable and consistent peanut grower base.

During the planting season, the Company provides peanut seed, which is included within “Inventories” for financial accounting purposes, to farmers (“Program Farmers”) and buying point entities (“Buying Points”, and together with Program Farmers, the “Seed Buyers”). Buying Points are those entities or locations that provide mainly administrative, storage and handling services during the planting season.

During the harvest season, in return for the peanut seed provided, the Company receives: (i) inshell peanuts (grown from the provided seed) from the Program Farmers (“Program Peanuts”) and (ii) cash from the Buying Points (collectively, the “Seed Program”).

When the Program Farmers deliver the grown inshell peanuts to the Company, they will pay for the seed provided to them by the Company or they will request that the Company deduct the cost of the seed from the Company’s payment for the grown inshell peanuts. Consistent with Regulation S-K 303(a)(5), the Company discloses any applicable purchase obligations regarding peanuts (including Program Peanuts) in the contractual cash obligations table.

For administrative purposes (including the need for systematic inventory tracking), the Company processes the Seed Program transactions through its sales order process by invoicing the Seed Buyers and relieving inventories. Upon receipt of the peanut seed, the Seed Buyers assume all ownership rights to the seed, including risk of loss. Pursuant to the Company’s revenue recognition policy, it does not recognize revenue for the seed provided to the Seed Buyers because: (i) the seed must be further grown by the Program Farmers into Program Peanuts for the eventual delivery to the Company and (ii) according to ASC 605-10-25-1b, revenue recognition activities involve delivering or producing goods that constitute ongoing major or central operations. The Seed Program does not constitute the Company’s ongoing major or central operations. The Company ultimately recognizes revenue when it sells finished goods that contain Program Peanuts. The seed provided to the Seed Buyers is derived from inshell peanuts and recorded within inventories. The Company records its Seed Program transactions (including all seed related costs and the amount due from the Seed Buyers) through cost of sales at the time the seed is received by the Seed Buyers.

In fiscal 2012, Seed Program transactions represented less than 0.2% of the Company’s cost of sales and the Company’s fiscal year end balance due from Seed Buyers was approximately $2.5 million or 1.2% of its current assets. Consistent with Regulation S-X 5-02(8), the balance due from Seed Buyers was included within the Company’s “Accounts Receivable” since the amount was less than 5% of the Company’s current assets. On average, the Company’s Seed Program transactions range between $1.5 million to $2.5 million in a fiscal year. This amount varies from crop year to crop year depending primarily upon the number of acres planted and the cost of the seed.

In fiscal 2012, the Company met its total peanut needs by purchasing: (i) inshell peanuts (“Inshell Peanuts”) and shelling them (60% of total needs) and (ii) already shelled peanuts from other processors (remaining 40% of total needs). In fiscal 2012, Program Peanuts (i.e., those peanuts grown from the seed provided by the Company to Program

Farmers during fiscal 2011) represented 69% of the Company’s Inshell Peanuts. Consequently, Program Peanuts from the Seed Program represented 42% of the total peanuts ultimately sold by the Company and represented less than 5% of the Company’s total peanut acquisition costs.

Historically, the Seed Program has not been material to the Company’s financial results and therefore specific amounts about the Seed Program have not been disclosed in the Company’s filings. In future filings, in order to provide further clarification of the Seed Program and its materiality (or immateriality), the Company will disclose: (i) the amount of Seed Program transactions made during the fiscal year and (ii) the balance of the amount due from Seed Buyers.

Note 14 — Distribution Channel and Product Type Sales Mix, page 62

2.	Commission Comment: We note your disclosure on page 22 that your strategic plan includes utilizing your Fisher brand name recognition as a foundation for targeted sustained growth via value-added snack and baking products. We further note your disclosure on page 13 of Form 10-Q for the period ended September 27, 2012 indicating that you elected to forego certain private label baking nut business primarily due to two reasons: (i) your need for tree nuts to sustain the growth of your Fisher baking nut business at a time of reduced supplies of pecans and walnuts, and (ii) your unwillingness to use your unique re-sealable and stand-up Fisher style packaging for private label customers.

We would like to better understand your process of segment identification and understand how you determined that your branded products are not deemed a reportable segment.

Company Response: The Company manages its business as a single operating segment with no separate operating segments identifiable pursuant to the definition found in ASC 280-10-50-1 — as is further described and explained below under the headings “Background”, “CODM and CODM Reports”, “Additional Resource Allocation Considerations” and “Compensation”.

Pursuant to ASC 280-10-50-1, an “operating segment” is a component of a public entity that meets all three of the following characteristics: (i) it engages in business activities from which it may earn revenues and incur expenses, (ii) its operating results are regularly reviewed by the company’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance and (iii) its discrete financial information is available.

Background

Although the Company’s filings have recently included certain Fisher highlights, this was done to highlight the Company’s progress in executing its Strategic Plan (as described in its filings) and not because of any change in the Company’s operations, distribution channels, product types or reports provided to the Company’s group of chief operating decision makers (“CODM”) — and such foregoing Company aspects have substantially remained the same over the last several years. The only significant change in the Company’s operations over the last several years was its acquisition of Orchard Valley Harvest (“OVH”) in 2010, and shortly thereafter the operations of OVH were fully integrated into the Company’s existing operations. Furthermore, the Company’s recent filings have not only emphasized Fisher as part of its Strategic Plan, but have also emphasized other aspects of the Company’s Strategic Plan as well, including international expansion and growth in the commercial ingredients channel, private-label products and brand-name products in addition to Fisher (e.g., Orchard Valley Harvest).

The Company’s business is managed as a single operating segment that primarily produces and distributes products that are made from peanuts, tree nuts and dried fruits. These products are produced and distributed out of five manufacturing facilities and sold into four distribution channels. The products sold into each distribution channel are all similar with respect to the raw materials used and the machinery and equipment on which they were processed. No fixed asset or raw material inventory item is solely dedicated to any specific aspect of the Company’s operations, including any particular distribution channel or product type.

The Company identified its single operating segment in accordance with ASC 280-10-50-1. In making its evaluation, the Company considered the information that is reviewed regularly by the CODM to make decisions about allocating resources and assessing performance. The Company evaluates performance and allocates resources based upon Company-wide consolidated operating results. Annual and long-term financial and operating performance goals are established for the Company as a whole through the annual budgeting process. Capital decisions and allocations are made only at the Company-wide level.

CODM and CODM Reports

The CODM is accountable for the performance of the entire Company. There are no segment managers (as described in ASC 280-10-50-7) who are directly accountable to or maintain regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for a segment. There are no divisional presidents, managers or other executives reporting directly to the CODM that have income statement reporting responsibility or profitability goals for any aspect of the Company (e.g., distribution channels, brand-name products, private-label products, nut types, divisions, etc.).

The CODM receives periodic reports containing pertinent financial data which is used by the CODM to assess performance and make resource allocation decisions (the “CODM Reports”, which are being supplementally and confidentially provided to the Commission). The CODM Reports consist entirely of Company-wide information, with the exception of sales volume (which also is reported by distribution channel and brand-name). In addition, the Board of Directors receives the Company-wide financial data that is included in the CODM Reports on a quarterly basis.

The Company does produce other reports at different levels below the CODM and these reports contain information by distribution channel, category and commodity type, such as gross sales, adjusted net sales, sales volume, gross margin at standard, approximate gross profit dollars and percentage before manufacturing variances. However, these reports are not reviewed by the CODM on a regular basis and are instead used by those at different levels below the CODM. Moreover, these reports are used by those individuals primarily as a diagnostic tool to identify trends and issues in the Company’s operations. Certain trends and issues that are identified may be brought to the attention of the CODM.

Additional Resource Allocation Considerations

The Company’s crop procurement strategy is based on the needs of the entire Company and its expectation of crop size and price. The same commodity can be utilized and sold in all distribution channels and all product types. Capital spending is approved on an annual basis and is driven by the overall business needs of the Company as a whole. Capital expenditures are focused on supporting top-line sales and cost effective production that benefits the Company as a whole. The Company does not dedicate any facility or equipment solely to any particular distribution channel or product type. The Company’s facilities are utilized based on maximizing the use of the facilities and sales volume.

Compensation

The short-term and long-term incentive compensation of the CODM is based on Company-wide performance. There is no element of incentive compensation that is linked to performance below the Company-wide performance.

Annual salary increases for members of the next level of management below the CODM (i.e., Senior Vice-Presidents and Vice-Presidents, each of whom is not considered a segment manager) are based on individual performance goals and progression within the Company — neither of which includes any profitability goals. The metrics used in determining these individuals annual incentive compensation only incorporate performance results for the Company as a whole.

Commission Comment No. 2 (continued): Please address the following points.

•

Submit a schedule listing the operating segments you have identified according to the definition in ASC 280-10-50-1 and explain how you have considered the aggregation criteria of ASC 280-10-50-11 and the quantitative threshold guidance of ASC 280-10-50-12 through 280-10-50-19.

Company Response: As further described and explained above, the Company manages its business as a single operating segment with no separate operating segments. Therefore, a schedule listing the operating segments of the Company is not applicable and thus not submitted herewith.

•

Identify your CODM and provide us a copy of the report(s) reviewed by your CODM for the most recent fiscal year and quarter ended in connection with assessing performance and making resource allocation decisions.

Company Response: The Company’s CODM group consists of the following three individuals, collectively (not individually): Jeffrey Sanfilippo, Chief Executive Officer; Jasper Sanfilippo, Jr., Chief Operating Officer; and Michael Valentine, Chief Financial Officer.

Under separate cover in accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 under the Securities Exchange Act of 1934 (“Rule 12b-4”), the Company is supplementally and confidentially providing to the Commission copies of the CODM Reports that were reviewed by the CODM during the most recent fiscal year and quarter and used by the CODM in connection with assessing the Company’s performance and making resource allocation decisions. The Company requests that these supplemental materials be kept confidential under Rule 83 and be returned to the Company in full in accordance with Rule 12b-4.

Definitive Proxy on Schedule 14A

Overview of Fiscal 2012 Executive Compensation Program

Direct Compensation, page 28

Individual Performance Payouts for the Management Team, page 30

3.	We note that you disclose that the individual performance payouts under the Sanfilippo Value-Added Plan consider an individual performance component for your named executive officers “relative to goals proposed by each member of the Management Team.” If material, please disclose for each named executive officer the particular components or parameters of the individual goals for fiscal 2012, which you indicate “consisted of operational and business initiatives related to your Strategic Plan.” See Item 402(b)(2)(vii) of Regulation S-K. We refer you to prior comment 10 from our letter to you dated January 29, 2010.

Company Response: For fiscal 2012, the individual performance payouts under the Sanfilippo Value-Added Plan (“SVA”) consisted of operational and business initiatives related to the Company’s Strategic Plan. The Company’s 2012 Proxy includes the following disclosure with respect to individual performance:

“The Compensation Committee reviewed the proposed goals, which consisted of operational and business initiatives related to the company’s Strategic Plan, before approving the goals in early fiscal 2012.”

In future filings, the Company will provide greater detail of the individual performance goals approved by the Compensation Committee used to determine payouts. A sample proxy statement disclosure that is representative of the types of factors considered by the Company’s Compensation Committee in determining the individual performance payouts is set forth below:

“Jeffrey T. Sanfilippo’s individual goals consisted of improving aspects of corporate leadership and executive management throughout the company, expanding the company’s products into emerging markets, including China, and optimizing the company’s organizational structure and management focus to support continued customer development. Michael J. Valentine’s individual goals consisted of managing and increasing inventory turns on raw materials and overseeing the growth, training and development of the company’s finance and accounting staff. Jasper B. Sanfilippo, Jr.’s individual goals consisted of optimizing plant, inventory and trade spending processes, training staff on business development and promoting and developing certain of the company’s new products. These individual goals for each member of the Management Team are considered on a subjective basis by the Compensation Committee and no single individual goal was determinative in establishing such member’s individual performance payout nor were any individual goals considered material to the ultimate determination of the individual performance payout. In addition, the Compensation Committee did not assign any specific weight to the achievement of any individual goal nor did it use any formulas to determine the individual performance payout.”

*  *  *  *  *

Acknowledgment:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the staff for its courtesies. If you have any questions regarding this letter, please do not hesitate to call me at (847) 214-4509.

Sincerely,

/s/ Michael Valentine

Michael Valentine

Chief Financial Officer

CC:

John Cannarella

Mark Wojciechowski

Caroline Kim

Timothy Levenberg

Securities and Exchange Commission

Jeffrey Sanfilippo

Jasper Sanfilippo, Jr.

John B. Sanfilippo & Son, Inc.

Jerry Burgdoerfer

William Tolbert

Elaine Wolff

Jenner & Block LLP